UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
INSIDE.COM INC.

Legal status of issuer

> *Form*
> C-Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> 10/25/2006

Physical address of issuer
9415 Culver Boulevard Culver City, CA 90232

Website of issuer
https://inside.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note - Series 1

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
August 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$388,974	$703,560
Cash & Cash Equivalents	$332,577	$649,980
Accounts Receivable	$20,317	$23,103
Short-term Debt	$615,869	$566,420
Long-term Debt	$60,000	$60,000
Revenues/Sales	$465,172	$489,887
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$364,035	-$147,055

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 21, 2018

INSIDE.COM INC.

Up to $1,070,000 of Crowd Note - Series 1

INSIDE.COM INC. ("Inside.com", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Note - Series 1 (the "Crowd Note") of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 31, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,000,000 under the Combined Offerings (the "Closing Amount") by August 31, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 31, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time. No initial subscriptions from new Purchasers will accepted after the August 17, 2018; however, Purchasers who completed the subscription process by August 17, 2018 will be permitted to increase their Purchase Price at any time on or before the August 31, 2018 upon Company consent.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://inside.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/inside

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

INSIDE.COM INC. is a Delaware C-Corporation, formed on 10/25/2006.

The Company is located at 9415 Culver Boulevard Culver City, CA 90232.

The Company's website is https://inside.com/.

Inside.com, Inc. ("the Company") was incorporated in the State of Delaware on October 25, 2006, and is headquartered in Culver City, California. The Company provides an email- based news research platform delivering weekly newsletters including top news stories in over thirty topics. All news stories are distilled, curated, and synthesized by individuals employed by the Company.

The Company previously operated as a C-Corporation under the name Mahalo.Com Inc.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/insidecom and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	August 31, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10-13 and 17-18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of $23,608,520 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve- month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of shares of preferred and common stock, its ability to attract users to newsletter platform, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key team members. In particular, the Company is dependent on Jason Calacanis, the CEO and Austin Smith, the President and General Manager. There can be no assurance that they will continue to work on Inside.com for a particular period of time. The loss of our key team members or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has undergone a substantial pivot from its previously failed business model. The Company has generated substantial net losses and negative operating cash flows since its inception. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $20 million from its inception.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company is operating in a space with low barriers to entry. Competitors can easily enter Inside.com's market and launch competitive products. Furthermore, Inside.com does not have any filed patents which is can leverage to maintain a defensible position.

The Company forecasts project aggressive growth in 2018 and 2019. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

As of Q1, over 25% of revenue was being generated by the Company's legacy business. This revenue is not indicative of the Company's go-forward strategy. This revenue is not projected to significantly increase or be a driver of growth going forward.

Related party transactions. The Company has conducted the following transactions with related persons: 1) During 2011, the Company was issued promissory notes receivable, in lieu of cash, upon conversion of stock options to purchase common shares of the Company. These promissory notes bear interest at 1% per annum and matured in 2013, and are therefore, currently in default. The Company has no intent to call the defaulted notes and therefore, the notes receivables are classified as noncurrent on the balance sheets. For the years ended December 31, 2017 and 2016, interest income and accrued interest receivable on outstanding promissory notes receivable was insignificant to the financial statements. 2) Prior to 2016, cash was advanced to the Company by a shareholder of the Company, to fund operations. This advance was non- interest bearing with no set maturity date. At both December 31, 2017 and 2016, the balance outstanding was $60,000.

Conflicts of Interest. The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: The Company's CEO, Jason Calacanis, has previously collaborated with SI Securities, LLC in the 2017 LAUNCH Festival, in which SI Securities, LLC sponsored the event for $50,000 and agreed to pay a $5,000 per company commission to LAUNCH for certain companies that went on to launch a campaign on the SI Securities, LLC platform within a 12 month period after the festival. Mr. Calacanis and SI Securities, LLC have previously collaborated on other LAUNCH events as well.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $15,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $15,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $15,000,000 valuation cap, so you should not view the $15,000,000 as being an indication of the Company's value.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to approximately 57% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Inside is an email-based news research product that aims to make professionals smarter and better informed. Our secret recipe? We hire smart news junkies who are truly passionate about the topics and industries we cover. Turns out that a bright human can distill, curate, and synthesize the news better than the fanciest software on earth.

Business Plan
Inside's email newsletters aim to make professionals smarter and better informed.

The Company's Products and/or Services
Inside has 30 newsletters that cover a wide range of topics, from bitcoin and cybersecurity, to Amazon and Donald Trump.
Each newsletter goes through a rigorous editorial process aimed at packaging and synthesizing the ten most interesting stories of the day in a given topic.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
We have 390,000 people who read our newsletters.

Intellectual Property

The Company is dependent on the following intellectual property: None.

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
4702428	INSIDE	Jan 29, 2014	Mar 17, 2015	United States of America

Litigation
None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.43% of the proceeds, or $84,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 7.81% of the proceeds, or $234,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
General Expenses	10%	10%	10%
Design	5%	5%	5%
Editorial	20%	20%	20%
Engineering	20%	20%	20%
Growth	20%	20%	20%
Sales	25%	25%	25%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jason Calacanis	CEO, Director	Jason Calacanis is a technology entrepreneur, angel investor, and the host of the popular weekly podcast This Week in Startups. He's the founder of a series of conferences that bring entrepreneurs together with potential investors.
Austin Smith	President & GM, Officer	Austin joined Inside when the company acquired a business he started, called ReadThisThing. Before Inside, he worked in growth marketing in few early-stage startups.
Roelof Botha	Director	Partner at Sequoia Capital
Matt Coffin	Director	Investor at Coffin Capital and Ventures

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities as of December 31, 2017:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering (on a fully diluted basis)	Other material terms
Common stock	10,364,357	Holders have one vote per share of common stock held.	Holders of common stock may vote on the terms of a future financing into which the Crowd Note converts.	31.79%	N/A
Series A Preferred Stock	7,727,270	Holders have one vote per share of Series A Preferred Stock held. Preferred stockholders vote as a separate class for certain material actions of the Company, as described in the Company's charter.	Holders of preferred stock may vote on the terms of a future financing into which the Crowd Note converts.	25.25%	N/A
Series B Preferred Stock	4,443,782	Holders have one vote per share of Series B Preferred Stock held. Preferred stockholders vote as a separate class for certain material actions of the Company, as described in the Company's charter.	Holders of preferred stock may vote on the terms of a future financing into which the Crowd Note converts.	14.52%	N/A
Warrants to purchase Series B Preferred Stock	For the purchase of 1,094,748 shares of Series B Preferred Stock	N/A	Exercise of the warrants will dilute Crowd Note holder ownership in the Company.	3.58%	Exercise price of $0.001 per share; issued alongside the convertible

					notes (see below); expires 5 years from grant date.
Convertible promissory notes	$506,018 (total proceeds)	N/A	The shares into which the notes convert may have terms which are more preferential than the shares into which the Crowd Note may convert. Conversion of the notes will dilute Crowd Note holder ownership in the Company.	0.40%	See below*
Options (pursuant to the Company's 2017 and 2006 Stock Option Plans)	3,657,437	N/A	Exercise of the options will dilute Crowd Note holder ownership in the Company.	8.70%	N/A

*The convertible promissory notes were issued between August and November 2016. Such notes mature August 5, 2018, at which point, unless holders elect by majority written consent for an extension, the notes will convert into Series B Preferred Stock at the original issue price of the Series B Preferred Stock ($4.16 per share). The notes automatically convert in a qualified equity financing of $2,000,000 at a 20% discount. If a corporate transaction occurs prior to maturity or a qualified equity financing, the notes would convert into Series B Preferred Stock at the original issue price of the Series B Preferred Stock ($4.16 per share). The notes bear 6% per annum interest.

The Company has the following debt outstanding: None.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Jason Calacanis and Sequoia Capital XII Funds.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jason Calacanis	Common Stock (31.91%) Warrants to Purchase Series B Preferred Stock (1.77%) Unsecured Subordinated Convertible Promissory Notes**	33.69%
Sequoia Capital XII Funds***	Series A Preferred Stock (20.88%) Series B Preferred Stock (1.58%) Warrants to Purchase Series B Preferred Stock (1.77%) Unsecured Subordinated Convertible Promissory Notes****	24.23%

* On a fully-diluted basis, but excluding conversion of outstanding unsecured subordinated convertible promissory notes.

** Convertible into shares of the Company's preferred stock pursuant to its terms. Principal amount is $250,000.
*** Sequoia Capital XII Funds refers to i) Sequoia Capital XII, LP, ii) Sequoia Capital XII Principals Fund, LLC, and iii) Sequoia Technology Partners XII, LP.
**** Convertible into shares of the Company's preferred stock pursuant to its terms. Principal amount is $250,000.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Inside.com, Inc. ("the Company") was incorporated in the State of Delaware on October 25, 2006, and is headquartered in Culver City, California. The Company provides an email- based news research platform delivering weekly newsletters including top news stories in over thirty topics. All news stories are distilled, curated, and synthesized by individuals employed by the Company.

The Company has incurred losses from inception of $23,608,520 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve- month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of shares of preferred and common stock, its ability to attract users to newsletter platform, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company records online advertising revenue from advertisements included in the Company's weekly newsletters as well as those run on the Company's YouTube Channel Mahalodotcom, and is recognized in the month the advertisement is run.

The Company offers 30- day subscriptions to its email- based newsletter service. Subscriptions received are recorded as deferred revenue and recognized over the 30- day subscription period. At both December 31, 2017 and 2016, the amount of deferred revenue from subscriptions was insignificant. The Company recognizes consulting revenue on short term contracts over the period the services are to be provided, or per attaining specific milestones, as detailed in the individual agreements. The Company recognizes revenue for purchases of its mobile application on the date of purchase.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $164,648 in cash on hand as of May 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

The Company has incurred losses from inception of $23,608,520 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve- month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of shares of preferred and common stock, its ability to attract users to newsletter platform, and its ability to generate positive operational cash flow. The accompanying financial statements do not include

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering

Series A Preferred Stock	December, 2006	Section 4(a)(2) of the Securities Act of 1933	Preferred Stock	7,727,270 Shares	General Working Capital
Series B Preferred Stock	May, 2007	Section 4(a)(2) of the Securities Act of 1933	Preferred Stock	4,443,782 Shares	General Working Capital
Convertible Notes	August-November 2016	Section 4(a)(2) of the Securities Act of 1933	Convertible Note	$506,018	General Working Capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $15,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the purchase price of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $15,000,000 valuation cap.

If the Company issues convertible debt in any future series separate from the Crowd Note at a lower pre-money valuation cap or discount, the valuation cap and/or discount of the Crowd Note will be automatically amended to such lower pre-money valuation cap and/or discount, as applicable.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $1,000,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $100,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences
Series A	Yes, pari passu with other holders of preferred stock and in preference to common stock. Dividend rate of $0.044 per share per annum. Dividends are only payable if declared by the Board, and are non-cumulative.	Holders have one vote per share of Series A Preferred Stock held. Preferred stockholders vote as a separate class for certain material actions of the Company, as described in the Company's charter.	Pari passu with holders of other preferred stock and in preference to common stock. Holders are entitled to receive payment in an amount per share equal to the greater of (i) 1x their original issue price plus all declared and unpaid dividends, or (ii) the amount per share if their preferred stock had converted into common.	Convertible into common stock at the option of the holder, as described in the Company's charter.
Series B	Yes, pari passu with other holders of preferred stock and in preference to common stock. Dividend rate of $0.333 per share per annum. Dividends are only payable if declared by the Board, and are non-cumulative.	Holders have one vote per share of Series B Preferred Stock held. Preferred stockholders vote as a separate class for certain material actions of the Company, as described in the Company's charter.	Pari passu with holders of other preferred stock and in preference to common stock. Holders are entitled to receive payment in an amount per share equal to the greater of (i) 1x their original issue price plus all declared and unpaid dividends, or (ii) the amount per share if their preferred stock had converted into common.	Convertible into common stock at the option of the holder, as described in the Company's charter.

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2011, the Company was issued promissory notes receivable, in lieu of cash, upon conversion of stock options to purchase common shares of the Company. These promissory notes bear interest at 1% per annum and matured in 2013, and are therefore, currently in default. The Company has no intent to call the defaulted notes and therefore, the notes receivables are classified as noncurrent on the balance sheets. For the years ended December 31, 2017 and 2016, interest income and accrued interest receivable on outstanding promissory notes receivable was insignificant to the financial statements.

Prior to 2016, cash was advanced to the Company by a shareholder of the Company, to fund operations. This advance was non- interest bearing with no set maturity date. At both December 31, 2017 and 2016, the balance outstanding was $60,000.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:
- The Company's CEO, Jason Calacanis, has previously collaborated with SI Securities, LLC in the 2017 LAUNCH Festival, in which SI Securities, LLC sponsored the event for $50,000 and agreed to pay a $5,000 per company commission to LAUNCH for certain companies that went on to launch a campaign on the SI Securities, LLC platform within a 12 month period after the festival. Mr. Calacanis and SI Securities, LLC have previously collaborated on other LAUNCH events as well.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of

the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Austin Smith
_____
(Signature)

Austin Smith
_____
(Name)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jason Calacanis
_____
(Signature)

Jason Calacanis
_____
(Name)

CEO
_____
(Title)

June 27, 2018
_____
(Date)

/s/Austin Smith
_____
(Signature)

Austin Smith
_____
(Name)

President
_____
(Title)

June 27, 2018
_____
(Date)

/s/Roelof Botha
_____
(Signature)

Roelof Botha
_____
(Name)

Board Member
_____
(Title)

June 27, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

INSIDE.COM, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2017 and 2016

INSIDE.COM, INC.

Years Ended December 31, 2017 and 2016

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of Inside.com, Inc.
9415 Culver Boulevard
Culver City, CA 90232

We have reviewed the accompanying financial statements of Inside.com, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes of stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 7 of the financial statements, the Company relies heavily on outside financing, has not generated sufficient revenues to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
June 25, 2018

INSIDE.COM, INC.
BALANCE SHEETS
(unaudited)
As of December 31, 2017 and 2016

	2017	2016
Assets		
Current assets		
Cash and cash equivalents	$ 332,577	$ 649,980
Accounts receivable, net	20,317	23,103
Total current assets	352,894	673,083
Office equipment, net	5,603	-
Notes receivable - related parties	30,477	30,477
Total assets	$ 388,974	$ 703,560
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 67,295	$ 48,207
Accrued interest	42,556	12,195
Convertible notes payable	506,018	506,018
Total current liabilities	615,869	566,420
Shareholder advances	60,000	60,000
Total liabilities	675,869	626,420
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock - Series A; $0.0001 par value, 7,727,270 authorized, and outstanding at December 31, 2017 and 2016	773	773
Preferred stock - Series B; $0.0001 par value, 8,049,700 authorized, 4,443,782 outstanding at December 31, 2017 and 2016	444	444
Common stock; $0.0001 par value, 32,992,300 authorized, 10,364,357 outstanding at December 31, 2017 and 2016	1,036	1,036
Additional paid-in capital	23,319,372	23,319,372
Accumulated deficit	(23,608,520)	(23,244,485)
Total stockholders' equity	(286,895)	77,140
Total liabilities and stockholders' equity	$ 388,974	$ 703,560

See accountants' review report and accompanying notes to the financial statements.

INSIDE.COM, INC.

STATEMENTS OF OPERATIONS

(unaudited)

For the years ended December 31, 2017 and 2016

	2017	2016
Revenue		
Online advertising	$ 307,052	$ 307,674
Subscriptions	146,005	44,032
Mobile applications	6,019	20,529
Other	5,596	652
Consulting	500	117,000
Total revenue	465,172	489,887
Operating expenses		
Wages and related payroll expenses	411,130	402,633
Contractors	295,906	106,792
General and administrative	123,063	78,945
Professional fees	11,445	22,413
Insurance	11,205	13,964
Total operating expenses	852,749	624,747
Other income (expense)		
Gain on disposal of intangibles	53,903	-
Interest expense	(30,361)	(12,195)
Total other expense	23,542	(12,195)
Net loss before income taxes	(364,035)	(147,055)
Provision for income taxes	-	-
Net loss	$ (364,035)	$ (147,055)

See accountants' review report and accompanying notes to the financial statements.

3

INSIDE.COM, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(unaudited)
For the years ended December 31, 2017 and 2016

	Common Stock		Preferred Stock - Series A		Preferred Stock - Series B		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance - December 31, 2015	10,364,357	$ 1,036	7,727,270	$ 773	4,443,782	$ 444	$ 23,319,372	$ (23,097,430)	$ 224,195
Net loss								(147,055)	(147,055)
Balance - December 31, 2016	10,364,357	1,036	7,727,270	773	4,443,782	444	23,319,372	(23,244,485)	77,140
Net loss								(364,035)	(364,035)
Balance - December 31, 2017	10,364,357	$ 1,036	7,727,270	$ 773	4,443,782	$ 444	$ 23,319,372	$ (23,608,520)	$ (286,895)

See accountants' review report and accompanying notes to the financial statements.

4

INSIDE.COM, INC.

STATEMENTS OF CASH FLOWS

(unaudited)

For the years ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities		
Net loss	$ (364,035)	$ (147,055)
Adjustments to reconcile net loss to net cash used in operations:		
Gain on sale of intangibles	(53,903)	-
Changes in operating assets and liabilities:		
Accounts receivable	2,786	(5,998)
Accounts payable and accrued expenses	19,088	6,717
Accrued interest	30,361	12,195
Net cash used by operating activities	(365,703)	(134,141)
Cash flows from investing activities		
Purchases of office equipment	(5,603)	-
Proceeds from sale of intangibles	53,903	-
Net cash provided by investing activities	48,300	-
Cash flows from financing activities		
Proceeds from issuances of promissory notes - related party	-	506,018
Net cash provided by financing activities	-	506,018
Net increase (decrease) in cash and cash equivalents	(317,403)	371,877
Cash and cash equivalents, beginning	649,980	278,103
Cash and cash equivalents, ending	$ 332,577	$ 649,980
Supplemental Information:		
Cash paid for interest	$ -	$ -
Cash paid for taxes	$ 2,019	$ 1,530

See accountants' review report and accompanying notes to the financial statements.

5

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Inside.com, Inc. ("the Company") was incorporated in the State of Delaware on October 25, 2006, and is headquartered in Culver City, California. The Company provides an email-based news research platform delivering weekly newsletters including top news stories in over thirty topics. All news stories are distilled, curated, and synthesized by individuals employed by the Company.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $34,104 and $4,500 in advertising costs, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718: *Compensation – Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company records online advertising revenue from advertisements included in the Company's weekly newsletters as well as those run on the Company's YouTube Channel *Mahalodotcom,* and is recognized in the month the advertisement is run.

The Company offers 30-day subscriptions to its email-based newsletter service. Subscriptions received are recorded as deferred revenue and recognized over the 30-day subscription period. At both December 31, 2017 and 2016, the amount of deferred revenue from subscriptions was insignificant.

The Company recognizes consulting revenue on short term contracts over the period the services are to be provided, or per attaining specific milestones, as detailed in the individual agreements.

The Company recognizes revenue for purchases of its mobile application on the date of purchase.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Stock options and stock warrants issued by the Company during 2017 and 2016 were valued using unobservable inputs, and therefore, are classified as Level 3 measurements. See Notes 5 and 6 for additional discussion.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had $23,462 and $23,327, respectively, in money market funds that would be considered cash equivalents. At times, the Company may hold cash balances in excess of federally insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2017 and 2016, the Company determined no allowance for doubtful accounts was necessary.

Substantially all accounts receivable at December 31, 2017 and 2016 are from online advertisements run on the Company's YouTube Channel.

Office Equipment

Office equipment is recorded at cost. Depreciation is expensed over the estimated useful lives of the related assets using the straight-line method over a useful life of five to seven years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income or expense. The Company reviews the recoverability of furniture and equipment, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at either December 31, 2017 or 2016. Due to the dates the assets were put into service, no depreciation expense was recorded in either year ended December 31, 2017 or 2016.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service and the State of California, which has a statute of limitation of three and four years from the due date of the return, respectively. Therefore, tax returns for the years 2015 through 2017 remain open for examination.

Per the Company's most recently filed tax return, the Company currently has a tax net operating loss (NOL) of $23,199,399 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through June 25, 2018, the date these financial statements were available to be issued.

NOTE 2 – STOCKHOLDERS' EQUITY

At December 31, 2017 and 2016, the Company has three classes of $0.0001 par value stock: Preferred Stock – Series A, Preferred Stock – Series B, and Common Stock. The number of authorized shares of Series A and Series B preferred stock, and common stock are 7,727,270 and 8,049,700, and 32,992,300, respectively. Holders of either Series A or Series B preferred stock receive preference over common stock holders in dividends issued by the Company as well as in a liquidation, dissolution, or winding-up of the Company. The dividend rates of Series A and Series B preferred stock is $0.044 and $0.333, respectively. Holders of Series A or Series B preferred stock may, at any time, convert preferred stock in to common stock at an exercise price of $0.55 and $4.16, respectively. Preferred shareholders have voting power equal to the total number of common shares the holder would be entitled to if all preferred shares were converted as of the voting date.

During the years ended December 31, 2017 and 2016, there were no issuances of preferred stock or common stock.

NOTE 3 – CONVERTIBLE NOTES

During the year ended December 31, 2016, the Company issued five convertible promissory notes for proceeds of $506,018. The promissory notes bear interest at 6% per annum and mature on August 5, 2018. The notes may be converted into shares of preferred or common stock of the Company upon the following:

1. Upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of the Company's stock at a price equal to 80% of the price paid per share as part of the Qualified Financing.

2. Upon the sale, transfer, of other disposition of substantially all of the Company's assets (except on in which the holders of capital stock of the Company immediately prior to such action continued to hold at least 50% of the voting power of the Company), outstanding principal and accrued interest will be automatically converted in shares of the Company's Series B preferred stock at a price of $4.16 per share.

3. Upon maturity, outstanding principal and accrued interest will be automatically converted to Series B preferred stock of the Company at a price of $4.16 per share.

As of December 31, 2017, no principal or accrued interest has been converted into common stock of the Company.

During the years ended December 31, 2017 and 2016, the Company recognized interest expense on convertible promissory notes of $30,361 and $12,195, respectively. At December 31, 2017 and 2016, accrued interest on convertible promissory notes is $42,556 and $12,195, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During 2011, the Company was issued promissory notes receivable, in lieu of cash, upon conversion of stock options to purchase common shares of the Company. These promissory notes bear interest at 1% per annum and matured in 2013, and are therefore, currently in default. The Company has no intent to call the defaulted notes and therefore, the notes receivables are classified as noncurrent on the balance sheets. For the years ended December 31, 2017 and 2016, interest income and accrued interest receivable on outstanding promissory notes receivable was insignificant to the financial statements.

Prior to 2016, cash was advanced to the Company by a shareholder of the Company, to fund operations. This advance was non-interest bearing with no set maturity date. At both December 31, 2017 and 2016, the balance outstanding was $60,000.

NOTE 5 – STOCK OPTIONS

During the year ended December 31, 2017, the Company issued 994,589 options to purchase common shares, pursuant to the Company's 2017 Stock Option Plan. These options allow the holder to purchase an equal number of common shares at an exercise price of $0.0015 per share, and expire ten years from the grant date. Options vest 25%, 12 months from the grant date, with the remaining 75% vesting ratably over remaining 36 months.

During the year ended December 31, 2016, the Company issued 1,175,452 options to purchase common shares, pursuant to the Company's 2006 Stock Option Plan. These options allow the holder to purchase an equal number of common shares at an exercise price of $0.01 per shares, and expire ten years from the grant date. Options vest 25%, 12 months from the grant date, with the remaining 75% vesting ratably over remaining 36 months.

The options issued during the years ended December 31, 2017 and 2016 were valued using the Black Scholes Merton pricing model, and the resulting grant date fair value was determined to be insignificant to the financial statements. There were no exercises of outstanding stock options during the years ended December 31, 2017 or 2016.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2015	1,487,396	$ 0.27	-
Granted	1,175,452	0.01	10.0
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2016	2,662,848	$ 0.15	8.1
Granted	994,589	0.00	10.0
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2017	3,657,437	$ 0.11	7.8

As of December 31, 2017 and 2016, vested stock options totaled 1,744,405 and 1,037,213 and had weighted-average exercise price of $0.023 and $0.34, respectively.

NOTE 6 – STOCK WARRANTS

Alongside the convertible promissory notes issued during the year ended December 31, 2016 (see Note 3), there were detachable stock warrants allowing the holder to purchase Series B preferred shares at an exercise price of $0.001 per share, and expire five years from the grant date.

The warrants issued were valued using the Black Scholes Merton pricing model, and the resulting grant date fair value was determined to be insignificant to the financial statements. There were no exercises of outstanding stock warrants during the years ended December 31, 2017 and 2016.

A summary of warrant activity is as follows:

	Warrants
Outstanding December 31, 2015	-
Granted	1,094,748
Expired/Forfeited	-
Exercised	-
Outstanding December 31, 2016	1,094,748
Granted	-
Expired/Forfeited	-
Exercised	-
Outstanding December 31, 2017	1,094,748

NOTE 7 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $23,608,520 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of shares of preferred and common stock, its ability to attract users to newsletter platform, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 8 – SALE OF INTANGIBLES

During the year ended December 31, 2017, the Company sold a range of IP addresses ("netblock") for proceeds of $53,903, and is recorded as other income on the statements of operations.

EXHIBIT C
PDF of SI Website


[INSIDE]
This presentation contains offering materials prepared solely by Inside.com without the
SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation
forward-looking statements and information relating to, among other things, the
business plan and strategy, and its industry. These statements reflect management's
with respect to future events based information currently available and are subject
uncertainties that could cause the company's actual results to differ materially.
cautioned not to place undue reliance on these forward-looking statements as they
illustrative purposes and they do not represent guarantees of future results, levels
performance, or achievements, all of which cannot be made. Moreover, no person
person or entity assumes responsibility for the accuracy and completeness of
statements, and is under no duty to update any such statements to conform them to

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Network of email newsletters in dozens of verticals. Founded by Jason Calacanis - prolific angel investor and entrepreneur

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Inside.com is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Inside.com without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Investors include Sequoia Capital, Mark Cuban, and Jason Calacanis
- CEO Jason Calacanis sold last media startup (Weblogs, Inc.) to AOL for $30M; is an early investor in Uber and 150 other startups
- Over 667k subscriptions from 390k subscribers, averaged 50% growth for the past 9 quarters
- $107k May revenue; averaging 20%+ month-over-month revenue growth in 2018 so far
- Distributed team of 32 part-time, full-time, and contract employees across three core pillars: sales, editorial, and product/tech

Fundraise Highlights

- Total Amount Raised: US $250,000
- Total Round Size: US $3,000,000
- Raise Description: Series 1
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $15,000,000
- Offering Type: Side by Side Offering

Real news, curated by real humans, founded by Jason Calacanis

Inside's email newsletters make professionals smarter and better informed.

Our secret recipe? Hire smart news junkies who are passionate about the topics we cover. Turns out a bright human can synthesize the news better than the fanciest software on earth. By delivering the news via email, in our unique "presidential briefing" format designed for busy people, we maintain industry leading open rates (30%+) and organic growth.

PROFILE MENU

We started monetizing our newsletters at the beginning of 2018 and grew revenue from $40K in January to $107K in May. Today, we publish 30 newsletters that span various topics including bitcoin, beer, general news, among others.

r editor tool from scratch. Key features include an ad server, custom analytics tool, a priority publishing system, and an email template management workflow.

Highlights
Overview
Product & Service
The Team
Term Sheet
Investor Perks
Financial Discussion
Form C
Data Room
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FAQs
SeedInvest

Inside was founded by Jason Calacanis is a technology entrepreneur, angel investor, and the host of the popular weekly podcast This Week in Startups. He's the founder of a series of conferences that bring entrepreneurs together with potential investors.

Product & Service

The product

Inside has 30 newsletters that cover a wide range of topics, from bitcoin and cybersecurity, to Amazon and Donald Trump.

Each newsletter goes through a rigorous editorial process aimed at packaging and synthesizing the ten most interesting stories of the day in a given topic.

We've all seen the term "fake news" get thrown around quite a bit over the past couple of years. It's a real problem – passionate editors are being replaced by algorithms. The algorithms are certainly good for certain things, but we think when it comes to news curation, we can do a much better job delivering you the most accurate, comprehensive, relevant, important, and – of course – "real" news that you'll find anywhere.

The audience

Here's a bit more about the 390,000 people who read our newsletters*:

- 20% founder/CEO; 21% engineering, 16% marketing/comms
- 29% Bay Area, 21% NYC
- 51% executive-level

*this demographic data comes from a mix of third party analysis and surveys, and is extrapolated from a sample size of at least 20% of the audience. It's not perfect, but we trust it.

The plan

We've proven that people love our editorial model, and that we can generate revenue with it. We believe that each of these newsletters can operate as a small-ish business ($100K-$1M/year in revenue), and that we can apply this model to 250 verticals. A platform comprising 250 small-ish publications will be a big business.

In order to get there, we need to do a few things:

- Continue to grow our sales team to scale ad revenue
- Re-think our premium subscriptions and the technology behind them to go from less than 1% of our users paying, to 5-10%
- We've grown from a few thousand subscribers to nearly 400,000 purely through word of mouth – now we'll start deploying capital to grow even faster
- We plan to launch another 20 newsletters before the end of 2018, and 50 more in 2019

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The latest deals, news, and firms in venture capital
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A concise presentation of the world's most important, interesting news
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Inside Bitcoin
Tracking trends, news, and analysis around Bitcoin and cryptocurrencies
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Inside Cloud
Cloud computing, enterprise storage, big data, and more.
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Inside Wine
Grab the carefully selected updates and tips right from the grape vine!
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TWICE WEEKLY
Inside Amazon
The best source of in-depth news and analysis about Amazon
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TWICE WEEKLY
Inside Podcasting
Everything you need to know about the resurgence of the spoken word
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Inside San Francisco
News, people, culture, events and the trends shaping the Bay area
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Media Mentions

  

Team Story

Inside began as a company called Mahalo, started by Jason Calacanis in 2007. Mahalo became one of the top 100 sites on the entire internet, but had one fatal flaw: nearly all of the site's traffic came from Google search. One day, Google updated their search algorithm and suddenly Mahalo's organic traffic disappeared.

This phase of the company taught Jason one key lesson: **avoid platform dependency.**

Jason eventually wound down the Mahalo product and launched Inside.com as an app-based news service. The app got tons of downloads and became a primary news source for more than 10,000 users, but never broke out much farther than that.

After spending a couple years focused on the Inside news app and studying the ecosystem – in which dozens of other news apps followed a similar trajectory to the Inside app, there was one clear takeaway: **social networks – not dedicated news apps – are the primary place where news consumption takes place on the internet.**

Never one to give up, Jason sat down with Lon (Inside's editor-in-chief) to think through what could give Inside another shot.

They knew readers loved the content of the Inside app. They knew news consumption was moving toward social networks. After Mahalo's lesson about platform dependency, they definitely didn't want to build a business on top of Facebook. That's when they decided on email.

Email is the largest social network in the world, but it's an open protocol controlled by no third-party. So they tried sending the very same content from the Inside app to a sample set of users, and open rates were off the charts.

So the plan was set: build a news product on email.

With Lon's expertise on the content side, and Jason's proven track record building media startups, the only missing piece was someone to lead growth and day-to-day operations.

Austin had a background in journalism, had been working in growth marketing, and had started an email newsletter as a side project out of a similar belief in email as a media channel…it was immediately clear he shared the team's vision.

So, with a team in place in early 2016, it was off to the races.

Founders and Officers



Jason Calacanis
CEO

Jason Calacanis is a technology entrepreneur, angel investor, and the host of the popular weekly podcast This Week in Startups. He's the founder of a series of conferences that bring entrepreneurs together with potential investors.

As a "scout" for top-tier Silicon Valley venture capital firm Sequoia Capital and later as an angel investor, Jason has invested in 150 early-stage startups including 6 that have achieved billion-dollar valuations (so far).

His book "Angel: How to Invest in Technology Startups: Timeless Advice from an Angel Investor Who Turned $100,000 into $100,000,000" was published by Harper Collins on July 18th, 2017. He lives in San Francisco, California.



Austin Smith
PRESIDENT/GM

Austin joined Inside when the company acquired a business he started, called ReadThisThing.

Before Inside, he worked in growth marketing in few early-stage startups. Farther back, he was a freelance journalist in Washington, D.C. and Chicago.

He holds master's degree in journalism from Northwestern, and once worked as an intern on The Daily Show with Jon Stewart.

Highlights

Overview

Product & Service

The Team

Term Sheet

Investor Perks

Financial Discussion

Form C

Data Room

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SeedInvest

A side-by-side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Series 1
Round size:	US $3,000,000
Raised to date:	US $250,000
	US $0 (under Reg CF only)
Minimum investment:	US $1,000
Target Minimum:	US $1,000,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $15,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Investor Proxy Agreement	All non-Major Purchasers will be subject to an Investor Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Disclosure	Investments made by the Company's founders, officers, directors, and their immediate family members will not count towards the Company's target minimum raise amount. As such, the total raise amount that you see on this platform may not be an accurate reflection of the Company's ability to conduct a close on any investments. Inside.com's CEO has invested $250,000.00 into this round, and such amount will not be counted towards the target minimum raise amount.
Closing conditions:	While Inside.com has set an overall target minimum of US $1,000,000 for the round, Inside.com must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Inside.com's Form C.
Regulation CF cap:	While Inside.com is offering up to US $3,000,000 worth of securities in its Series 1, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

● General Expenses ● Design ● Editorial ● Engineering
● Growth ● Sales



If Maximum Amount Is Raised

● General Expenses ● Design ● Editorial ● Engineering
● Growth ● Sales

Investor Perks

All investors: Free Inside Premium Unlimited subscription for life; 30% off an ad campaign in our newsletters for up to $10,000.

$2,500 ("Premium") - All of the above, plus autographed copy of Jason Calacanis' book, Angel.

Highlights
Overview
Product & Service
The Team
Term Sheet
Investor Perks
Financial Discussion
Form C
Data Room
0 comments
FAQs
SeedInvest

$10,000 ("Bronze") - All of the above, plus premium Inside branded jacket and hat

$50,000 ("Silver") - All of the above, plus $5,000 in ad credits in Inside's newsletters, plus an exclusive VIP invite to Jason Calacanis' LAUNCH festival in October

$100,000 ("Gold") - All of the above, plus a Michelin-star dinner in San Francisco with Inside's CEO (Jason Calacanis) and president (Austin Smith)

$250,000 ("Platinum") - All of the above, plus you will be included in quarterly investor calls and exclusive investor meetings

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

Inside.com, Inc. ("the Company") was incorporated in the State of Delaware on October 25, 2006, and is headquartered in Culver City, California. The Company provides an email-based news research platform delivering weekly newsletters including top news stories in over thirty topics. All news stories are distilled, curated, and synthesized by individuals employed by the Company.

The Company has incurred losses from inception of $23,608,520 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of shares of preferred and common stock, its ability to attract users to newsletter platform, and its ability to generate positive operational cash flow. The financial statements included in the Data Room do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company records online advertising revenue from advertisements included in the Company's weekly newsletters as well as those run on the Company's YouTube Channel Mahalodotcom, and is recognized in the month the advertisement is run.

The Company offers 30-day subscriptions to its email-based newsletter service. Subscriptions received are recorded as deferred revenue and recognized over the 30-day subscription period. At both December 31, 2017 and 2016, the amount of deferred revenue from subscriptions was insignificant. The Company recognizes consulting revenue on short term contracts over the period the services are to be provided, or per attaining specific milestones, as detailed in the individual agreements. The Company recognizes revenue for purchases of its mobile application on the date of purchase.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $164,648 in cash on hand as of May 31, 2018, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Risks and Disclosures

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of $23,608,520 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of shares of preferred and common stock, its ability to attract users to newsletter platform, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key team members. In particular, the Company is dependent on Jason Calacanis, the CEO and Austin Smith, the President and General Manager. There can be no assurance that they will continue to work on Inside.com for a particular period of time. The loss of our key team members or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has undergone a substantial pivot from its previously failed business model. The Company has generated substantial net losses and negative operating cash flows since its inception. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $20 million from its inception.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company is operating in a space with low barriers to entry. Competitors can easily enter Inside.com's market and launch competitive products. Furthermore, Inside.com does not have any filed patents which is can leverage to maintain a defensible position.

The Company forecasts project aggressive growth in 2018 and 2019. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

As of Q1, over 25% of revenue was being generated by the Company's legacy business. This revenue is not indicative of the Company's go-forward strategy. This revenue is not projected to significantly increase or be a driver of growth going forward.

Related party transactions. The Company has conducted the following transactions with related persons: 1) During 2011, the Company was issued promissory notes receivable, in lieu of cash, upon conversion of stock options to purchase common shares of the Company. These promissory notes bear interest at 1% per annum and matured in 2013, and are therefore, currently in default. The Company has no intent to call the defaulted notes and therefore, the notes receivables are classified as noncurrent on the balance sheets. For the years ended December 31, 2017 and 2016, interest income and accrued interest receivable on outstanding promissory notes receivable was insignificant to the financial statements. 2) Prior to 2016, cash was advanced to the Company by a shareholder of the Company, to fund operations. This advance was

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non-interest bearing with no set maturity date. At both December 31, 2017 and 2016, the balance outstanding was $60,000.

Conflicts of Interest. The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: The Company's CEO, Jason Calacanis, has previously collaborated with SI Securities, LLC in the 2017 LAUNCH Festival, in which SI Securities, LLC sponsored the event for $50,000 and agreed to pay a $5,000 per company commission to LAUNCH for certain companies that went on to launch a campaign on the SI Securities, LLC platform within a 12 month period after the festival. Mr. Calacanis and SI Securities, LLC have previously collaborated on other LAUNCH events as well.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $15,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $15,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $15,000,000 valuation cap, so you should not view the $15,000,000 as being an indication of the Company's value.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to approximately 57% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Inside.com's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Inside.com's Form C

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Data Room

NAME	TYPE
Pitch Deck and Overview (1 file)	Folder
Public Overview Deck	Document
Financials (2 files)	Folder
Projected Cash Flow	Document
Financial Summary	Document
Fundraising Round (1 file)	Folder
Current Capitalization Table	Document
Investor Agreements (2 files)	Folder
Purchase Agreement	Document
Investor Proxy Agreement	Document
Miscellaneous (3 files)	Folder
Articles of Incorporation or Certificate of Incorporation	Document
Escrow Agreement	Document
SI Fee Notice	Document

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Be the first to post a comment or question about .

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

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What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Inside.com

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Inside.com. Once Inside.com accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Inside.com in exchange for your securities. At that point, you will be a proud owner in Inside.com.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Inside.com has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Inside.com does not plan to list these securities on a national exchange or another secondary market. At some point Inside.com may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Inside.com either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Inside.com's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Inside.com's Form C. The Form C includes important details about Inside.com's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck

[INSIDE]

This presentation contains offering materials prepared solely by Inside.com without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

We believe the news is broken.

Great reporting is more abundant than ever.

That's not the problem.

The problem is that our media diet is served by algorithms built and optimized for clicks, not quality.

Disclaimer: These statements represent management's opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.



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BREAKING: Hacked Obama Email Reveals He & Bush Rigged 2008 Election
These email exchanges occurred before Obama was elected.
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We thought people might like something different.

So we hired a team of smart, passionate writers to curate and synthesize the top ten stories each day across a range of topics.



[INSIDE]
A NETWORK OF EMAIL NEWSLETTERS
Live newsletters
Packed with trends, news & links you need to be smart, informed, and ahead of the curve.
Inside Tesla
Inside Security
Inside VR & AR
Inside NFL

[INSIDE]
Live newsletters
Inside Tesla
Inside Security

And it worked.

Here’s nine quarters of subscription growth:


600,000
400,000
200,000
0
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018

Disclaimer: Past performance is not an indication of future results. These figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Meet Inside.com

Real news, curated by real humans.

We publish daily email newsletters in 30 different topics.

Some, like Inside AI and Inside Bitcoin, cover industries. Others, like Inside Amazon and Inside Apple, cover individual companies. Others, like Inside San Francisco, cover a local market.



1. Square has received a "bitlicense" from New York State. The license allows the company to facilitate buying and selling of bitcoin through its Cash app. Square is the ninth company to receive a "bitlicense" from the state. Square continues to push forward in the cryptocurrency space. The company said it made a $200,000 profit from bitcoin in the first quarter of the year, the first quarter it began allowing users to pay for products with the digital coin. –BUSINESS INSIDER



SQ

Each one includes ten updates like this one

How it's going so far:





We're averaging more than $73,000/mo in revenue this year. Monthly revenue has grown on average **20% each month** in 2018.



We delivered more than **10 million emails last month,** which were opened at an industry-leading **38.8%.**

Open rate source: https://mailchimp.com/resources/research/email-marketing-benchmarks/

2018 monthly revenue

Total Sales

$ 125,000.00	
$ 100,000.00	
$ 75,000.00	
$ 50,000.00	
$ 25,000.00	
$ -	

January February March April May

Month



Who reads our newsletters?

Smart, sophisticated, high-earning professionals.

ys

ys

scriber



21.1% engineering
20.6% founder/CEO
16.5% marketing/comms
11.1% sales
10.2% finance/ops
8.9% product
2.7% education
2.5% owner
1.8% president
1.2% recruiting
3.5% Other

Location



29.9% SF Bay Area
21.9% NYC
7.2% Los Angeles, CA, US
5.1% London, England, GB
4.1% Boston, MA, US
3.5% Chicago, IL, US
3.5% Washington, DC, US
3.0% Seattle, WA, US
2.5% Toronto, ON, CA
2.2% Austin, TX, US
2.0% Atlanta, GA, US
2.0% Los Angeles, CA
1.9% San Diego, CA, US
1.8% US
1.7% Paris, Île-de-France, FR
1.7% Bengaluru, KA, IN
1.7% Sydney, NSW, AU
1.5% Denver, CO, US
1.5% Dallas, TX, US
1.3% Philadelphia, PA, US

Seniority breakdown



executive
129K
manager
79.8K
director
45.6K
0
40K
80K
120K

Top Employers

Employer
Amazon.com
Google
Microsoft
IBM
Stanford University
Massachusetts Institute of Technology
Oracle
Salesforce
VaynerMedia
New York University
Cisco
University of Michigan
UC Berkeley
Uber
Facebook
Cornell University
Apple
LinkedIn
University of Southern California
University of South Florida

Top Industry Categories

Industry Category
Internet Software & Services
Professional Services
Education Services
Media
Capital Markets
Diversified Telecommunication Services
Diversified Financial Services
Consumer Discretionary
Communications Equipment
Diversified Consumer Services
Hotels, Restaurants & Leisure
Consumer Staples
Health Care Providers & Services
Real Estate
Automotive
Retailing
Consumer Goods
Technology Hardware, Storage & Peripherals
Renewable Electricity
Banks

How do we grow?

1 We use a Kickstarter-inspired system called “pre-subscriptions” so that every time we launch a newsletter we already have thousands of readers.

Up-and-coming
If these newsletters reach their goals (or get a sponsorship), we'll bring on expert writers and launch them. Vote for all your favorites:
Inside Movies
Reviews, what to watch, commentary, and more
Inside Books
New releases, author news, and bestsellers, delivered straight to your inbox.
2,500
TARGET
Inside Apps
News, reviews, updates and more for fans and developers alike. Why, what's app wit you?
VOTE austin@inside.com
2,022
SUBSCRIBED
2,500
TARGET
Inside Fashion
The hottest new looks and the latest styles from the designers that matter to you
VOTE austin@inside.com
1,831
SUBSCRIBED
2,000
TARGET
VOTE austin@inside.com
1,814
SUBSCRIBED
2,000
TARGET
VOTE austin@inside.com
1,803
SUBSCRIBED
2,000
TARGET
Inside Sales
Latest sales news and updates to help you thrive in this competitive industry
VOTE austin@inside.com
1,772
SUBSCRIBED
2,000
TARGET
Inside SaaS
Expertly curated news for anyone selling, buying or depending on proprietary software
VOTE austin@inside.com
1,572
SUBSCRIBED















How do we grow?

2

Word of mouth. Typically this happens behind the scenes, but occasionally we make a push, asking readers to invite friends and CC our team. On this slide is just a sample of the typical response from one of these pushes.

Marcio You guys are crushing it!
Peter Thanks , On 26 Jan 2017 23:28, "The Inside team" <team@insi
Cheryl Keep up the great work guys! I appreciate your Inside news e
Susan Hi Cat, The team at Inside.com are looking for writers, and I t
Barry Begin forwarded message: From: The Inside team <team@ins
Rafael Hi Team, What you guys are doing at Inside is amazing! Mains
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a completionist with those, ...
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en if it's only home-based?
dy subscribe, pick one or two of t...
nside team <team@inside.com> ...
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gs. 1) part of my 2017 start was to ...
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15

How do we grow?

3

Remember this chart from slide 5? That's almost all organic growth. Going forward, we're exploring paid channels to grow even faster than we already do.



600,000

0

Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018

We're not just a content company.

We've built a powerful, first-of-its-kind CMS called Barboza from scratch.

For editorial: a simple tool to write, edit, and publish newsletters.

For sales: an ad server to bill clients, inject ads directly into newsletters, and measure results

For management: metrics and reporting on growth, engagement, sales, and editorial team performance.



Search for something...
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Name Tag Line
3 Inside Daily Brief A concise presentation of the world's most important, interesting news
55 Inside Deals A hand-picked selection of products, deals, and ways to save money.
21 Inside Streaming News, updates, reviews and analysis of industry and consumer trends in th world of streaming
64 Inside Venture Capital The latest deals, news, and firms in venture capital
2 Inside VR & AR The present and future of virtual/augmented reality news and technology
119 Inside Wine Grab the carefully selected updates and tips right from the grape vine!
65 Inside AI Rob May's roundup of stories and commentary on Artificial Intelligence, Ro and Neurotechnology
50 Inside Amazon The best source of in-depth news and analysis about Amazon
8 ReadThisThing Fascinating, curious and amazing journalism, all in one link.
133 Inside Bitcoin Tracking trends, news, and analysis around Bitcoin and cryptocurrencies
7 Inside Drones Drone news for hobbyists, professionals, and investors
70 Inside Cloud Cloud computing, enterprise storage, big data, and more.
6 Inside Security David Strom's in-depth cybersecurity news and analysis

Sales expansion

Sales team today

1 SDR

3 Sales rep

1 Management

	March	April	May	June	July	Aug	Sept	Oct	Nov	Dec	Jan
Exec 1	🟩	🟩	🟩	🟩	🟩	🟩	🟩	🟩	🟩	🟩	🟩
Exec 2	🟧	🟦	🟩	🟩	🟩	🟩	🟩	🟩	🟩	🟩	🟩
Exec 3	🟧	🟦	🟩	🟩	🟩	🟩	🟩	🟩	🟩	🟩	🟩
Exec 4		🟧	🟦	🟩	🟩	🟩	🟩	🟩	🟩	🟩	🟩
Exec 5		🟧	🟦	🟩	🟩	🟩	🟩	🟩	🟩	🟩	🟩
Exec 6				🟧	🟦	🟩	🟩	🟩	🟩	🟩	🟩
Exec 7				🟧	🟦	🟩	🟩	🟩	🟩	🟩	🟩
Exec 8					🟧	🟦	🟩	🟩	🟩	🟩	🟩
Exec 9					🟧	🟦	🟩	🟩	🟩	🟩	🟩

Interviewing 🟧

Onboarding (w/ active selling) 🟦

Fully up and running 🟩

Projections

	YTD Run Rate	EoY 2018	EoY 2019
Annual revenue	$882K [1]	$3 million	$12 million
Active newsletters	30	50	100
Active subscribers	390K	600K	2M

Footnote 1 : Year-to-date run rate calculated by multiplying the average revenue from January - May by 12

Disclaimer: This slide represents hypothetical, estimated growth based on management opinion and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

How big of a business can this be?



Well, we've proven we can grow, scale to new verticals, deliver compelling editorial in a repeatable way, and generate revenue.





We’re streamlining editorial, ramping up revenue operations, and scaling to a larger audience.

We believe we can get to 250 newsletters that each make $250K-$1M/year.

Disclaimer: This slide represents hypothetical, estimated growth based on management opinion and estimates. It does not represent guarantees of future results, levels of activity, performance, or achievements.

We believe this can be a big business.







(250 newsletters making $500K would get us to $100M in annual revenue)

Disclaimer: This slide represents hypothetical, estimated growth based on management opinion and estimates. It does not represent guarantees of future results, levels of activity, performance, or achievements.

Who are we?



Jason Calacanis, CEO

- Founder: Engadget, Weblogs, Inc. (acquired by AOL), LAUNCH
- Host; This Week in Startups
- Author: "Angel: How to Invest in Technology Startups: Timeless Advice from an Angel Investor Who Turned $100,000 into $100,000,000"
- Early investor: Uber, Thumbtack, Robinhood, and 150+ other companies



Austin Smith,
President/GM



Lon Harris,
Editor in chief

…and 30 other talented writers, editors, sale reps, and developers

Want to join us?

www.seedinvest.com/inside

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